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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	0-18311

Neurogen Corporation

(Exact name of registrant as specified in its charter)

45 Northeast Industrial Road, Branford, CT 06405; (203) 488-8201

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.025 par value per share

(Title of each class of securities covered by this Form)

n/a

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

This Amendment is being filed to indicate withdrawal of the prior claim of reliance on Rule 12h-3(b)(1)(i). The original Form 15 was filed on December 24, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934 Neurogen Corporation has caused this amended certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 8, 2010	By:	/s/ John Higgins, President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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